UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **November 12, 2014**



MEREDITH CORPORATION
(Exact name of registrant as specified in its charter)

IOWA	**1-5128**	**42-0410230**
(State or other jurisdiction of incorporation or organization)	(Commission file number)	(I.R.S. Employer Identification No.)

1716 Locust Street, Des Moines, Iowa	**50309-3023**
(Address of principal executive offices)	(Zip Code)

(515) 284-3000
(Registrant's telephone number,
including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02   Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On November 12, 2014, at the Annual Meeting (the "Annual Meeting") of shareholders of Meredith Corporation (the "Company"), the shareholders of the Company approved the Meredith Corporation 2014 Stock Incentive Plan (the "Plan") which is a program of incentives for officers, key employees, and directors of the Company, as further described below. The Plan previously had been approved, subject to shareholder approval, by the Board of Directors of the Company (the "Board of Directors").

Summary Description of the Plan.

The following is a summary description of the material features of the Plan. The following summary description does not purport to be complete and is qualified in its entirety by and subject to the full text of the Plan, which is filed as Exhibit 10.1 to this Current Report on Form 8-K. Attached as Exhibit 10.2 to this Current Report on Form 8-K is the form of the Nonqualified Stock Option Award Agreement for Employees. Attached as Exhibit 10.3 to this Current Report on Form 8-K is the form of the Nonqualified Stock Option Award Agreement for Non-Employee Directors. Attached as Exhibit 10.4 to this Current Report on Form 8-K is the form of the Restricted Stock Award Agreement for Employees. Attached as Exhibit 10.5 to this Current Report on Form 8-K is the form of the Restricted Stock Award Agreement for Non-Employee Directors. Attached as Exhibit 10.6 to this Current Report on Form 8-K is the form of the Restricted Stock Unit Award Agreement - Performance Based. Attached as Exhibit 10.7 to this Current Report on Form 8-K is the form of the Restricted Stock Unit Award Agreement - Time Vested.

Purpose of the Plan. The purpose of the Plan is to establish a program of incentives for officers, key employees, and directors of the Company which will (a) stimulate, recognize, and reward the contribution of those persons to the achievement of long-range corporate goals, (b) provide flexibility to the Company in its ability to motivate, attract and retain the services of those persons possessing a high level of managerial ability and experience upon whose judgment, interest and special effort the successful conduct of its operation is largely dependent, and (c) to align the interests of those persons with those of the Company's shareholders.

Shares Subject to Plan. The number of shares of common stock, $1.00 par value per share, of the Company reserved for issuance under the Plan is three million (3,000,000) shares plus the aggregate number of shares available for issuance (and not subject to outstanding awards) under the Company's 2004 Stock Incentive Plan as of the date on which the Plan was approved by the Company's shareholders.

The number of shares reserved for issuance will be adjusted upon a merger, reorganization, recapitalization, stock dividend or other change in the corporate structure of the Company affecting the common stock. The maximum number of options or stock appreciation shares, in the aggregate, that may be awarded to a participant during any annual period is 750,000 shares. The maximum number of shares, in the aggregate, that may be awarded to any participant as restricted stock, restricted stock units, stock equivalent units, or performance shares in any annual period is 300,000 shares.

If any award granted under the Plan terminates, expires, or lapses prior to exercise for any reason, or if shares are issued and then reacquired by the Company, any shares subject to such award or any reacquired shares shall be available for the grant of a new award under the Plan. Shares covered by an award shall not be counted as used unless and until they are actually issued and delivered to a participant. Any shares covered by a stock appreciation right shall be counted as used only to the extent shares are actually issued to the participant upon exercise of the right. In addition, any shares of common stock exchanged by an optionee as full or partial payment to the Company of the exercise price under any stock option exercised under the Plan, any shares retained by the Company pursuant to a participant's tax withholding election, and any shares covered by a benefit which is settled in cash shall be added to the shares available for benefits under the Plan.

Administration. The Plan provides for administration by a committee of the Board of Directors consisting of two or more directors who qualify as non-employee directors. The Plan will be administered by the Compensation Committee of the Board of Directors. Among the powers granted to the committee are the authority to interpret the Plan; establish rules and regulations for its operation; select persons to receive awards; determine the size and types of awards; and determine the terms and conditions of such awards. Subject to certain conditions, the committee also has the power to amend the terms and conditions of any outstanding award.

Eligibility and Selection of Participants. All key employees of the Company and its subsidiaries and all non-employee directors of the Company are eligible to participate in this Plan. The selection of participants from eligible employees is within the discretion of the committee. The estimated number of persons who are eligible to participate in the Plan at this time is 800.

Awards under the Plan. In structuring the Plan, the Board of Directors sought to provide for a variety of awards that could be flexibly administered in order to carry out the purposes of the Plan. Accordingly, the Plan provides for the grant of any or all of the following types of awards: stock options, stock appreciation rights, restricted stock, restricted stock units, stock equivalent units, performance shares, and performance cash awards. The committee shall determine the nature and amount of each award.

Stock Options. The Plan authorizes the committee to grant incentive stock options, nonqualified stock options, or a combination thereof to purchase common stock.

Subject to the limitations on the number of options that may be granted under the Plan, the committee shall determine for each option its duration, the terms and conditions to which the exercise of the option is subject, the number of shares that may be purchased, and the purchase price per share upon exercise of the option. The purchase price per share may not be less than 100% of the fair market value of such share on the date the option is granted, and no option may be exercised later than the tenth anniversary date of its grant. If an option other than an incentive stock option may not be exercised due to a black-out period within the three business days prior to the normal expiration date of the option, then the expiration date of such option shall be extended for a period of 30 days following the end of the black-out period or such longer period as permitted by the committee.

The option price upon exercise may be paid in full either: (a) in cash or its equivalent; (b) by tender of previously acquired shares; (c) by a certification of ownership of such previously-acquired shares; (d) to the extent permitted by law, by delivery of a properly executed exercise notice together with irrevocable instructions to a broker to promptly deliver to the Company the amount of sale proceeds from the option shares or loan proceeds to pay the exercise price and applicable withholding taxes due to the Company; (e) by having the Company retain from the option shares a number of shares of common stock having a value, determined pursuant to rules established by the committee in its discretion, equal to the option price; or (f) such other methods of payment as the committee deems appropriate. In no event shall the committee, (1) without shareholder approval, cancel any outstanding stock option for the purpose of reissuing the option to the participant at a lower exercise price or reduce the option price of an outstanding option, or (2) cancel any outstanding stock option with an exercise price greater than the then current fair market value of the common stock for the purpose of cashing out a stock option unless such cash-out occurs in conjunction with a change in control.

Stock Appreciation Rights ("SARs"). The Plan authorizes the committee to grant SARs, each of which would the participant to payment equal to the excess of the fair market value of a share of common stock on the exercise date of the SAR over the fair market value on the date of the grant. Payment of the SAR shall be in cash or common stock as set forth in the award. Each SAR grant will be subject to the terms and conditions the committee may impose, but no SAR may be exercised later than the tenth anniversary date of its grant. If a SAR may not be exercised due to a black-out period within the three business days prior to the normal expiration date of the SAR, then the expiration date of such SAR shall be extended for a period of 30 days following the end of the black-out period or such longer period as permitted by the committee. In no event shall the committee, (a) without shareholder approval, cancel any outstanding SAR for the purpose of reissuing the SAR to the participant at a lower exercise price or reduce the option price of an outstanding SAR, or (b) cancel any outstanding SAR with an exercise price greater than the then current fair market value of the common stock for the purpose of cashing out a SAR unless such cash-out occurs in conjunction with a change in control. The committee also may, in its sole discretion, substitute SARs which can be settled only in stock for outstanding stock options.

Restricted Stock, Restricted Stock Units, and Stock Equivalent Units. The Plan authorizes the committee to grant awards in the form of restricted stock, restricted stock units, or stock equivalent units. The committee may award or sell shares of restricted stock to participants subject to such terms, conditions, restrictions, and/or limitations, if any, as the committee deems appropriate, subject to the limitations on the number of shares of restricted stock that may be granted under the Plan.

Restricted stock units and stock equivalent units provide participants the right to receive shares of common stock at a future date subject to such terms and conditions as the committee determines appropriate, including, without limitation, restrictions on the sale or other disposition of the units, forfeiture of the units upon termination of the participant's employment or service as a director within specified periods, and the attainment of performance goals.

Performance Shares. The Plan authorizes the committee to grant performance shares to participants subject to such terms and conditions as the committee deems appropriate. Performance shares may be earned in whole or in part if certain goals established by the committee are achieved over a period of time designated by the committee.

Performance Cash Awards. The committee may designate the participants to whom cash incentives based on performance ("performance cash awards") are to be awarded and determine the amount of the award and the terms and conditions of each such award. Each performance cash award shall entitle the participant to a payment in cash upon the attainment of one or more performance goals and other terms and conditions specified by the committee. Performance cash awards may include, without limitation, special long-term incentive plans or other incentive programs based upon performance contained in employment agreements between a participant and the Company.

Notwithstanding the satisfaction of any performance goals, the amount to be paid under a performance cash award may be adjusted by the committee on the basis of such further consideration as the committee, in its sole discretion, shall determine. However, the committee may not, in any event, increase the amount earned under a performance cash award upon satisfaction of any performance goal by any participant who is either the Chief Executive Officer of the Company or one of the named executive officers of the Company ("Covered Employee") and the maximum amount earned under such an award by a Covered Employee in any fiscal year may not exceed $7,500,000. The committee may, in its discretion, substitute actual shares of common stock for the cash payment otherwise required to be made to a participant pursuant to a performance cash award.

Performance Goals. Awards of restricted stock, restricted stock units, stock equivalent units, performance shares, and performance cash awards may be made subject to the attainment of performance goals determined by reference to or based upon one or more business criteria within the meaning of Section 162(m) of the Code, including the following goals: cash flow; cost; ratio of debt to debt plus equity; profit before tax; economic profit; earnings before interest and taxes; earnings before interest, taxes, depreciation, and amortization; earnings per share; operating earnings; economic value added; ratio of operating earnings to capital spending; free cash flow; net profit; net sales; sales growth; price of the Company's common stock; return on net assets, equity or stockholders' equity; return on invested capital; market share; or total return to stockholders ("performance criteria"). Any performance criteria may be measured, as applicable, (i) in absolute terms, (ii) in relative terms (including without limitation by the passage of time and/or against another company or companies), (iii) on a per-share basis, (iv) against the performance of the Company as a whole or a segment of the Company, (v) on a pre-tax or after-tax basis, and/or (vi) on a GAAP or non-GAAP basis. Measurement of the attainment of performance criteria may include or exclude, as specified by the committee in an award agreement, impact of charges for restructuring, discontinued operations, extraordinary items and other unusual or non-recurring items, and the cumulative effects of tax or accounting changes, each as identified in the financial statements, in the Company's accounting records, in the notes to the financial statements, in the Management's Discussion and Analysis of the annual report on Form 10-K, or in other Securities and Exchange Commission filings. However, unless the committee determines otherwise prior to the end of the applicable time for establishing metrics for an award, to the extent any item referenced in the preceding sentence affects any metric applicable to an award, such item shall be automatically excluded or included in determining the extent to which the metrics have been achieved depending on which produces the higher award (subject to any exercise of "negative discretion" by the committee).

Other Terms of Awards. No awards granted under the Plan shall be transferable, other than by will or the laws of descent and distribution. Further, all options and SARs granted to a participant under the Plan shall be exercisable during the participant's lifetime only by such participant. The committee, at the time of granting an award, shall determine what effect the death, disability, retirement, or other termination of employment will have on the ability of the participant to exercise or retain the benefits of such award. Notwithstanding the foregoing, the committee, in its discretion, may permit the transferability of any award under the Plan to members of the participant's immediate family or trusts or family partnerships for the benefit of such persons, subject to terms and conditions imposed by the committee. The exercise price of any award granted under the Plan may not be "repriced" or reduced after the date it is granted, and no award may be canceled for the purpose of granting a new award at a lower exercise price, without shareholder approval. In addition, any cash or equity-based incentive compensation paid to a participant under the Plan shall be subject to policies established and amended from time to time by the committee regarding the recovery of erroneously awarded compensation.

No Shareholder Rights. No participant who receives an option shall have the right of a shareholder of the Company until such participant actually acquires shares of common stock upon the exercise of an option.

Change of Control. Immediately upon a change of control of the Company (as defined in the Plan), all outstanding stock option and stock appreciation rights will become exercisable; all restrictions on restricted stock, restricted stock units, and stock equivalent units will lapse; and all performance awards will be delivered as if the performance goals had been met.

Duration of Plan, Amendment, and Termination. The Plan will continue until all shares subject to the Plan have been purchased or acquired. No award may be granted on or after November 12, 2024. The Board may amend the Plan from time to time or terminate the Plan; however, no amendment may be made without shareholder approval, if such approval is required by law, regulation, or stock exchange rule.

Item 5.07   Submission of Matters to a Vote of Security Holders

The Company held its Annual Meeting on November 12, 2014. The following is a summary of the voting results for each matter presented to shareholders at the Annual Meeting.

Proposal 1. Election of Directors.

The Company's shareholders elected three persons nominated as Class I directors of the Company and one person nominated as a Class II director of the Company as set forth below:

Nominees	For *	Withhold	Broker Non-Votes
Class I			
Phillip A. Marineau	84,239,059	9,295,792	2,821,338
Elizabeth E. Tallett	83,337,614	10,197,236	2,821,338
Donald A. Baer	93,365,388	169,462	2,821,338
Class II			
Donald C. Berg	93,281,839	253,011	2,821,338

* As specified on the proxy card, if no vote For or Withhold was specified, the shares were voted For the election of the named director.

Proposal 2. The Company's shareholders voted to approve, on an advisory basis, the executive compensation program for the Company's named executive officers as described in the proxy statement.

For	Against	Abstain	Broker Non-Votes
83,539,178	9,346,239	649,433	2,821,338

Proposal 3. The Company's shareholders voted to approve the Meredith Corporation 2014 Stock Incentive Plan.

For	Against	Abstain	Broker Non-Votes
78,451,413	14,985,020	98,417	2,821,338

Proposal 4. The Company's shareholders ratified the appointment of KPMG LLP as the Company's independent registered public accounting firm for the Company for the fiscal year ending June 30, 2015.

For	Against	Abstain	Broker Non-Votes
95,329,241	375,065	161,350	490,433

Item 9.01   Financial Statements and Exhibits

(d)   Exhibits

Exhibit Number	Description
10.1	Meredith Corporation 2014 Stock Incentive Plan
10.2	Form of the Nonqualified Stock Option Award Agreement for Employees
10.3	Form of the Nonqualified Stock Option Award Agreement for Non-Employee Directors
10.4	Form of the Restricted Stock Award Agreement for Employees
10.5	Form of the Restricted Stock Award Agreement for Non-Employee Directors
10.6	Form of the Restricted Stock Unit Award Agreement - Performance Based
10.7	Form of the Restricted Stock Unit Award Agreement - Time Vested

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

MEREDITH CORPORATION
Registrant

/s/ John S. Zieser
John S. Zieser
Chief Development Officer, General Counsel and Secretary

Date: November 18, 2014

INDEX TO EXHIBITS

Exhibit Number	Description
10.1	Meredith Corporation 2014 Stock Incentive Plan
10.2	Form of the Nonqualified Stock Option Award Agreement for Employees
10.3	Form of the Nonqualified Stock Option Award Agreement for Non-Employee Directors
10.4	Form of the Restricted Stock Award Agreement for Employees
10.5	Form of the Restricted Stock Award Agreement for Non-Employee Directors
10.6	Form of the Restricted Stock Unit Award Agreement - Performance Based
10.7	Form of the Restricted Stock Unit Award Agreement - Time Vested

Exhibit 10.1

MEREDITH CORPORATION
2014 STOCK INCENTIVE PLAN

1. **Purpose.** The purpose of the Meredith Corporation 2014 Stock Incentive Plan (the "Plan") is to establish a program of incentives for officers, key employees, and directors of Meredith Corporation (the "Company") which will (a) stimulate, recognize, and reward the contribution of those persons to achievement of long-range corporate goals, (b) provide flexibility to the Company in its ability to motivate, attract, and retain the services of those persons possessing a high level of managerial ability and experience upon whose judgment, interest, and special effort the successful conduct of its operation largely is dependent, and (c) align the personal interests of those persons with those of the Company's stockholders.

2. **Administration.** The Plan will be administered by a committee (the "Committee") of the Board of Directors of the Company (the "Board"), consisting of two or more directors as the Board may designate from time to time, each of whom shall satisfy such requirements as:

(a) the Securities and Exchange Commission may establish for administrators acting under plans intended to qualify for exemption under Rule 16b-3 or its successor under the Securities Exchange Act of 1934 (the "Exchange Act");

(b) the New York Stock Exchange may establish pursuant to its rule-making authority; and

(c) the Internal Revenue Service may establish for outside directors acting under plans intended to qualify for exemption under Section 162(m) ("Code section 162(m)") of the Internal Revenue Code of 1986, as amended (the "Code").

The Committee shall have full power to select individuals to whom awards are granted; to determine the size and types of awards and their terms and conditions; to construe and interpret the Plan; to establish and amend the rules for the Plan administration; and to make all other determinations which may be necessary or advisable for the administration of the Plan. All determinations of the Committee shall be final and conclusive on all persons, including the Company, its stockholders and participants, and their estates and beneficiaries. The Committee may authorize one or more officers of the Company to select employees to participate in the Plan and to determine the number of option shares and other rights to be granted to such participants, except with respect to awards to officers subject to Section 16 of the Exchange Act or officers who are or who are reasonably expected to be "covered employees" within the meaning of Code section 162(m) ("Covered Employees") and any reference in the Plan to the Committee shall include such officer or officers.

3. **Reserved Shares**. Subject to adjustment as provided in Section 13 herein, the number of shares of Common Stock of the Company reserved for issuance under the Plan shall be three million (3,000,000) shares plus the aggregate number of shares available for issuance (and not subject to outstanding awards) under the Company's 2004 Stock Incentive Plan as of the date on which the Plan is approved by the Company's stockholders. All of these shares may be either authorized but unissued or reacquired shares.

If any award granted under this Plan terminates, expires, or lapses prior to exercise for any reason, or if shares are issued under the Plan and reacquired by the Company, any shares subject to such award or any reacquired shares shall be available for the grant of a new award under the Plan. Shares covered by a benefit granted under the Plan shall not be counted as used unless and until they are actually issued and delivered to a participant. Any shares covered by a stock appreciation right shall be counted as used only to the extent shares are actually issued to the participant upon exercise of the right. In addition, any shares of Common Stock exchanged by an optionee as full or partial payment to the Company of the exercise price under any stock option exercised under the Plan, any shares retained by the Company pursuant to a participant's tax withholding election, and any shares covered by a benefit which is settled in cash shall be added to the shares available for benefits under the Plan.

Additionally, in the event that a corporation acquired by (or combined with) the Company has shares available under a pre-existing plan approved by stockholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for awards under the Plan and shall not reduce the shares of Common Stock authorized for grant under the Plan; provided that awards using such available shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not employees or directors of the Company prior to such acquisition or combination.

All of the Plan shares may, but need not, be issued pursuant to the exercise of incentive stock options. The maximum number of option or stock appreciation shares that may be awarded to any participant (including without limitation any non-employee director) during any annual period during the term of the Plan is seven hundred fifty thousand (750,000) shares in the aggregate. The maximum number of shares that may be awarded to any participant (including without limitation any non-employee director) during any annual period during the term of the Plan as restricted stock, restricted stock units, or performance shares is three hundred thousand (300,000) shares in the aggregate.

4. **Eligibility.** All key employees of the Company and its subsidiaries and all non-employee directors of the Company shall be eligible to participate in this Plan.

5. **Types of Awards.** Awards under the Plan may be granted in any one or a combination of stock options, stock appreciation rights, restricted stock, restricted stock units, stock equivalent units, performance shares, and performance cash awards.

Certain awards under the Plan may constitute nonqualified deferred compensation under Section 409A of the Code ("Code section 409A"), including the regulations and guidance promulgated thereunder, and it is intended that such awards meet the requirements of paragraphs (a)(2), (3), and (4) of Code section 409A, and the terms and provisions of the Plan and award documents should be interpreted and applied in a manner consistent with such requirements.

6. **Stock Options**. Stock options may be granted to participants at any time as determined by the Committee. The Committee shall determine the number of shares subject to each option and whether the option is an incentive stock option within the meaning of Section 422 of the Code. The option price for each option shall be determined by the Committee but shall not be less than 100% of the fair market value of the Common Stock on the date the option is granted. Each option shall expire at such time as the Committee shall determine at the time of grant; provided, however, that no option shall be exercisable later than the tenth (10th) anniversary date of its grant. Options granted under the Plan shall be exercisable at such time and subject to such terms and conditions as the Committee shall determine at the time of grant; provided, however, that if an option other than an incentive stock option may not be exercised due to a Black-Out Period (defined as any period of time when, pursuant to any policies of the Company, any securities of the Company may not be traded by certain persons as designated by the Company) within the three business days prior to the normal expiration date of such option, then the expiration date of such option shall be extended for a period of 30 days following the end of the Black-Out Period or such longer period as permitted by the Committee). The option price upon exercise of any option shall be payable to the Company in full either (i) in cash or its equivalent; (ii) by tendering previously acquired shares having a fair market value at the time of exercise equal to the option price; (iii) by a certification of ownership of such previously-acquired shares; (iv) to the extent permitted by law, by delivery of a properly executed exercise notice together with irrevocable instructions to a broker to promptly deliver to the Company the amount of sale proceeds from the option shares or loan proceeds to pay the exercise price and applicable withholding taxes due to the Company; (v) having the Company retain from the option shares a number of shares of Common Stock having a value (determined pursuant to rules established by the Committee in its discretion) equal to the option price; or (vi) such other methods of payment as the Committee, at its discretion, deems appropriate.

In no event shall the Committee, (1) without shareholder approval, cancel any outstanding stock option for the purpose of reissuing the option to the participant at a lower exercise price, or reduce the option price of an outstanding option; or (2) cancel any outstanding stock option with an exercise price greater than the then current fair market value of the Common Stock for the purpose of cashing out a stock option unless such cash-out occurs in conjunction with a change in control. Reload stock options are not permitted.

7.   **Stock Appreciation Rights**. Stock appreciation rights ("SARs") may be granted to participants at any time as determined by the Committee. The Committee also may, in its sole discretion, substitute SARs that can be settled only in stock for outstanding stock options. The grant price of a substitute SAR shall be equal to the option price of the related option; otherwise, the grant price of an SAR shall be equal to the fair market value of the Company's Common Stock on the date of its grant. SARs may be exercised upon such terms and conditions and for the term as the Committee, in its sole discretion, determines; provided, however, that (a) the term shall not exceed the option term in the case of a substitute SAR or ten years in the case of any other SARs, and the terms and conditions applicable to a substitute SAR shall be substantially the same as those applicable to the stock option which it replaces; and (b) if an SAR may not be exercised due to a Black-Out Period (defined as above) within the three business days prior to the normal expiration date of such SAR, then the expiration date of such SAR shall be extended for a period of 30 days following the end of the Black-Out Period or such longer period as permitted by the Committee). Upon exercise of SARs, the participant shall be entitled to receive payment from the Company in an amount determined by multiplying the excess of the fair market value of a share of Common Stock on the date of exercise over the grant price of the SARs by the number of shares with respect to which the SARs are exercised. The payment may be made in cash or stock, as determined by the Committee at the time of grant, except in the case of a substitute SAR that may be made only in stock.

In no event shall the Committee, (1) without shareholder approval, cancel any outstanding SAR for the purpose of reissuing the SAR to the participant at a lower exercise price, or reduce the option price of an outstanding SAR, or (2) cancel any outstanding SAR with an exercise price greater than the then current fair market value of the Common Stock for the purpose of cashing out an SAR unless such cash-out occurs in conjunction with a change in control.

8.   **Restricted Stock, Restricted Stock Units, and Stock Equivalent Units**. The Committee may award or sell shares of restricted stock to participants subject to such terms and conditions as the Committee determines appropriate, including, without limitation, restrictions on the sale or other disposition of shares, rights of the Company to reacquire such shares upon termination of the participant's employment within specified periods, and the attainment of performance goals. Each participant who has been awarded or purchases shares of restricted stock shall have such rights of a stockholder with respect to such shares as the Committee may designate at the time of the award, including the right to vote such shares and the right to receive dividends paid on such shares. Any dividends or distributions paid in shares of Common Stock with respect to restricted stock shall be subject to the same restrictions, terms, and conditions as the shares of restricted stock with respect to which they are paid.

Restricted stock units and stock equivalent units provide the participant the right to receive shares of Common Stock at a future date subject to such terms and conditions as the Committee determines appropriate, including, without limitation, restrictions on the sale or other disposition of the units, forfeiture of the units upon termination of the participant's employment or service as a director within specified periods, and the attainment of performance goals. Each participant who has been awarded restricted stock units or stock equivalent units shall have no rights of a stockholder with respect to the shares subject to the units until shares are actually issued to the participant. The Committee may, in its discretion, include the right to receive dividend equivalents in connection with such restricted stock units or stock equivalent units.

The holder may, with the consent of the Committee, timely elect under the provisions of Code section 409A to convert any outstanding shares of restricted stock into common stock equivalents effective on the originally scheduled vesting date of such restricted stock.

9.   Performance Shares. The Committee may award performance shares to participants subject to such terms and conditions as the Committee determines appropriate. Performance shares may be earned in whole or in part if one or more performance goals are achieved over a period of time designated by the Committee.

Notwithstanding satisfaction of any performance goals, the number of shares issued under a performance share award may be adjusted by the Committee on the basis of such further consideration as the Committee, in its sole discretion, shall determine. However, the Committee may not, in any event, increase the number of shares earned upon satisfaction of any performance goal by any participant who is a Covered Employee. The Committee may, in its discretion, make a cash payment equal to the fair market value of shares of Common Stock otherwise required to be issued to a participant pursuant to a performance share award.

10.   Performance Cash Awards. The Committee may designate the participants to whom cash incentives based on performance ("performance cash awards") are to be awarded and determine the amount of the award and the terms and conditions of each such award. Each performance cash award shall entitle the participant to a payment in cash upon the attainment of one or more performance goals and other terms and conditions specified by the Committee. Performance cash awards may include, without limitation, special long-term incentive plans or other incentive programs based upon performance contained in employment agreements between a participant and the Company, including employment agreements entered into prior to the date set forth in Section 21 hereof. In order that performance cash awards be excluded from the application of the provisions of Code section 409A, a performance cash award shall be paid not later than 2-½ months after the end of the calendar year or fiscal year in which the performance period ends; provided, however, in the event that it is administratively or economically impracticable for the Company to make such payment within such 2-½ month period or if making such payment within such 2-½ month period would jeopardize the solvency of the Company, such payment shall be made as soon thereafter as reasonably practicable.

Notwithstanding the satisfaction of any performance goals, the amount to be paid under a performance cash award may be adjusted by the Committee on the basis of such further consideration as the Committee, in its sole discretion, shall determine. However, the Committee may not, in any event, increase the amount earned under a performance cash award upon satisfaction of any performance goal by any participant who is a Covered Employee, and the maximum amount earned by a Covered Employee in any fiscal year may not exceed $7,500,000. The Committee may, in its discretion, substitute actual shares of Common Stock for the cash payment otherwise required to be made to a participant pursuant to a performance cash award.

11.   Performance Goals. Awards of restricted stock, restricted stock units, stock equivalent units, performance shares, and performance cash awards may be made subject to the attainment of performance goals determined by reference to or based upon one or more business criteria within the meaning of Section 162(m) of the Code, including the following goals: cash flow; cost; ratio of debt to debt plus equity; profit before tax; economic profit; earnings before interest and taxes; earnings before interest, taxes, depreciation, and amortization; earnings per share; operating earnings; economic value added; ratio of operating earnings to capital spending; free cash flow; net profit; net sales; sales growth; price of the Company's Common Stock; return on net assets, equity, or stockholders' equity; return on invested capital; market share; or total return to stockholders ("performance criteria"). Any performance criteria may be measured, as applicable, (i) in absolute terms, (ii) in relative terms (including without limitation by the passage of time and/or against another company or companies), (iii) on a per-share basis, (iv) against the performance of the Company as a whole or a segment of the Company, (v) on a pre-tax or after-tax basis, and/or (vi) on a GAAP or non-GAAP basis. Measurement of the attainment of performance criteria may include or exclude, as specified by the Committee in an award agreement, impact of charges for restructurings, discontinued operations, extraordinary items and other unusual or non-recurring items, and the cumulative effects of tax or accounting changes, each as identified in the financial statements, in the Company's accounting records, in the notes to the financial statements, in the Management's Discussion and Analysis of the annual report on Form 10-K, or in other Securities and Exchange Commission filings. However, unless the Committee determines otherwise prior to the end of the applicable time for establishing metrics for an award, to the extent any item referenced in the preceding sentence affects any metric applicable to the Award, such item shall be automatically excluded or included in determining the extent to which the metrics have been achieved depending on which produces the higher Award (subject to any exercise of "negative discretion" by the Committee).

12.   Change in Control. Immediately upon a change in control of the Company, all outstanding stock options and stock appreciation rights shall become exercisable, all restrictions on restricted stock, restricted stock units and stock equivalent units shall lapse, and all performance awards shall be paid or delivered as if the performance goals had been fully achieved.

(a)   A change in control of the Company shall be deemed to have occurred on the first to occur of any of the dates set forth in paragraphs (i), (ii), or (iii) of this Section 12(a):

(i)   on the date of the consummation of:

(A)   any consolidation, merger, or similar corporate transaction involving the Company or any of its subsidiaries or the acquisition of assets or stock of another entity by the Company or any of its subsidiaries (each, a "Business Combination"), in each case unless, following such Business Combination, (A) all or substantially all of the individuals and entities that were the beneficial owners of the Common Stock and Class B Stock immediately prior to such Business Combination beneficially own, directly or indirectly, at least a majority of the then-outstanding ownership in and voting power of the corporation resulting from such Business Combination (including, without limitation, a corporation that, as a result of such transaction, owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership prior to such Business Combination of the Common Stock and Class B Stock, as the case may be, (B) no Person (excluding any corporation resulting from such Business Combination or any employee benefit plan (or related trust) of the Company or such corporation resulting from such Business Combination) beneficially owns, directly or indirectly, 20% or more of, respectively, the then-outstanding shares of common stock of the corporation resulting from such Business Combination or the combined voting power of the then-outstanding voting securities of such corporation, except to the extent that such ownership existed prior to the Business Combination, and (C) at least a majority of the members of the board of directors of the corporation resulting from such Business Combination were members of the Board of Directors at the time of the execution of the initial agreement or of the action of the Board providing for such Business Combination; or

(B) any sale, lease, exchange, or other transfer (in one transaction or a series of related transactions) of all, or substantially all, of the assets of the Company; or

(C) any plan or proposal for the liquidation or dissolution of the Company; or

(ii) on the date any person (as such term is used in Section 13(d) of the Exchange Act), other than the Company's Savings and Investment Plan or similar successor plan, shall become the beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of twenty percent (20%) or more of the outstanding voting power of the Company except as a result of actions beyond the control of such person, including, without limitation, as a result of a shift in voting power of the Company as a result of the conversion by other persons of their Class B Stock into Common Stock; or

(iii) on the date, during any period of twenty-four (24) consecutive months on which individuals who at the beginning of such period constitute the entire Board of Directors of the Company shall cease for any reason to constitute a majority thereof unless the election of each new director comprising the majority was approved by a vote of at least a 2/3 majority of the Directors still in office who were Directors at the beginning of the period;

provided that, for purposes of awards hereunder which are subject to the provisions of Code section 409A, no change in control shall be deemed to have occurred unless such change in control would constitute a "change in control" under Code section 409A and related regulations (regarding a change in the ownership or effective control of a corporation, or a change in the ownership of a substantial portion of the assets of a corporation) and related guidance thereunder.

(b) Notwithstanding anything contained herein, no change in control shall be deemed to have occurred for the purpose of this Plan by virtue of any combination or agreement among shareholders of the Company who are descendants of E.T. Meredith, the founder of the Company, or trusts for the benefit of such persons.

13. Adjustment Provisions. Except as provided below with respect to mergers, consolidations, or combination of the Company with or into another corporation, in the event of any stock dividend, stock split, recapitalization, share combination, spin-off, sale of all or substantially all of the assets, extraordinary dividend, reorganization, or other change in corporate structure of the Company affecting the Common Stock, such equitable adjustment shall be made in the number and class of shares which may be delivered under the Plan (including the limits on stock options, stock appreciation rights, restricted stock, restricted stock units, and performance shares), and in the number and class of and/or price of shares subject to outstanding stock options, stock appreciation rights, or other awards so that the aggregate consideration payable to the Company and the value of each option, stock appreciation right, or other awards shall not be changed. Adjustments may include the substitution of other property, including other securities, for the stock covered by outstanding awards and the assumption or replacement with new awards of awards held by participants terminating employment as a result of a spin-off or divestiture, provided that any such adjustment does not cause an award that would otherwise be excluded from the coverage of Code section 409A to be covered by Code section 409A, or does not cause a payment under the Plan to be subject to the income inclusion provisions of Code section 409A.

In the case of any merger, consolidation, or combination of the Company with or into another corporation which results in the outstanding Common Stock of the Company being converted into or exchanged for different securities, cash, or other property, or any combination thereof, there shall be substituted, on an equitable basis as determined by the Committee, in its discretion and consistent with Treas. Reg. section

1.409A-1(b)(v)(E)(4), for each share of Common Stock then subject to an award granted under the Plan, the number and kind of shares of stock, other securities, cash, or other property to which holders of Common Stock of the Company will be entitled pursuant to the transaction.

14.   Nontransferability. No awards granted under the Plan may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution. Further, all options and stock appreciation rights granted to a participant under the Plan shall be exercisable during his or her lifetime only by such participant. Notwithstanding the foregoing, the Committee may, at its discretion, permit a participant to transfer a grant or award to members of his/her immediate family or trusts or family partnerships for the benefit of such persons, subject to such terms and conditions as may be established by the Committee.

15.   Determination of Fair Market Value. The fair market value of the Company's Common Stock at any time shall be shall be the closing price on the grant date unless the Committee determines otherwise at the time of the Award in a manner consistent with Code section 409A, to the extent applicable, and any other applicable law or regulation.

16.   Taxes. The Company shall be entitled to withhold the amount of any applicable tax (limited to the minimum statutory amount) attributable to any amounts payable or shares deliverable under the Plan after giving the person entitled to receive such payment or delivery notice as far in advance as practicable, and the Company may defer making payment or delivery as to any benefit if any such tax is payable until indemnified to its satisfaction.

The Committee may, in its discretion, and subject to such rules as it may adopt, permit a participant to pay all or a portion of any withholding taxes arising in connection with any award granted under this Plan by electing to have the Company withhold shares of Common Stock having a fair market value equal to the amount to be withheld.

17.   Indemnification. Each person who is or shall have been a member of the Committee, or of the Board, shall be indemnified and held harmless by the Company against and from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by him or her in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action taken or failure to act under the Plan and against and from any and all amounts paid by him or her in settlement thereof, with the Company's approval, or paid by him or her in satisfaction of any judgment in any such action, suit, or proceeding against him or her, provided he or she shall give the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the Company's Certificate of Incorporation or Bylaws, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

18.   Other Provisions.

(a)   *Award Terms Established by the Committee*. The award of any benefit under the Plan may also be subject to other provisions (whether or not applicable to the benefit awarded to any other participant) as the Committee determines appropriate, including provisions intended to comply with federal or state securities laws and stock exchange requirements, understandings or conditions as to the participant's employment, requirements or inducements for continued ownership of Common Stock after exercise or vesting of benefits, forfeiture of awards in the event of termination of employment shortly after exercise or vesting, or breach of noncompetition or confidentiality agreements following termination of employment, or provisions permitting the deferral of the receipt of a benefit for such period and upon such terms as the Committee shall determine. In addition, any cash or equity-based incentive compensation paid to a participant under the Plan shall be subject to policies established and amended from time to time by the Committee regarding the recovery of erroneously awarded compensation.

(b)   *Awards to Offshore Participants.* In the event any benefit under this Plan is granted to a participant who is employed or providing services outside the United States and who is not compensated from a payroll maintained in the United States, the Committee may, in its sole discretion, modify the provisions of the Plan as they pertain to such individuals to comply with applicable law, regulation, or accounting rules and to meet the objectives and purpose of the Plan, and the Committee may, in its discretion, establish one or more sub-plans to reflect such amended or varied provisions.

(c)   *Deferral of Award Payments.* The Committee, in its sole discretion, may permit or require a participant to have amounts or shares of Common Stock that otherwise would be paid or delivered to the participant as a result of the exercise or settlement of an award under the Plan credited to a deferred compensation or stock unit account established for the participant by the Committee on the Company's books of account; provided, however, that any deferrals made at the election of the participant comply with the requirements of Code section 409A concerning initial or subsequent deferrals, as applicable, and are made in writing and in accordance with such other procedures as the Committee may establish.

(d)   *Six-Month Delayed Payment to "Specified Employees."* If any amount shall be payable with respect to any award hereunder as a result of a participant's "separation from service" (as such term is defined under Code section 409A) at such time as the participant is a "specified employee" (as such term is defined under Code section 409A) and such amounts are subject to the provisions of Code section 409A, then no payment shall be made, except as permitted under Code section 409A, prior to the first day of the seventh (7th) calendar month beginning after the participant's separation from service (or the date of his or her earlier death), or as soon as administratively practicable thereafter.

19.   **Duration, Amendment, and Termination**. No stock option or other benefit shall be granted after November 12, 2024; provided, however, that the terms and conditions applicable to any option or benefit granted on or before such date may thereafter be amended or modified by mutual agreement between the Company and the participant or such other persons as may then have an interest therein.

The Board may amend the Plan from time to time or terminate the Plan. However, no such action shall reduce the amount of any existing benefit or change the terms and conditions thereof without the participant's consent. No amendment of the Plan shall be made without stockholder approval, if such approval is required by law, regulation, or stock exchange rule. No Plan termination that impacts any deferred compensation subject to Code section 409A shall be made without compliance with the provisions of Code section 409A regarding terminations and liquidations.

20.   **Successor**. All obligations of the Company under the Plan, with respect to awards granted hereunder, shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business and/or assets of the Company.

21.   **Effective Date; Stockholder Approval.** The Plan was adopted by the Board of Directors on August 13, 2014, subject to stockholder approval.

Exhibit 10.2

MEREDITH CORPORATION
NONQUALIFIED STOCK OPTION AWARD AGREEMENT
FOR EMPLOYEES

You have been awarded a Nonqualified Stock Option under the Meredith Corporation 2014 Stock Incentive Plan (the "Plan"), as specified in the award notice (the "Notice"). Any capitalized terms used herein that are otherwise undefined shall have the same meaning provided in the Plan.

THIS AGREEMENT (the "Agreement"), effective as of the date set forth in the Notice, is between Meredith Corporation, an Iowa corporation (the "Company") and the Optionee named in the Notice (the "Optionee"), and is subject to all applicable provisions of the Plan and the Plan's Prospectus. The parties hereto agree as follows:

1. **Grant of Stock Option.** Pursuant to action of the Compensation Committee of the Board of Directors of the Company (the "Committee"), the Company hereby grants to Optionee one or more options (the "Option" or "Options") to purchase the number of shares of Common Stock of the Company, $1.00 par value ("the Shares") as set forth in the Notice at the stated Option Price, which is 100% of the Fair Market Value on the date of grant, subject to the terms and conditions of the Plan and this Agreement.

2. **Exercise of Stock Option.** As long as the vesting requirements provided in the Notice are met and the Option has not otherwise terminated or expired, the Optionee may exercise in whole or in part this Option at any time six (6) months after the date of grant. The vesting schedule for the dates on or after which the Options may be exercised is as set forth in the Notice.

3. **Procedure for Exercise of Options.** This Option may be exercised by giving notice to the Company in accordance with Section 16 hereof. Such notice:

    (a) shall be signed by the Optionee, his or her legal representative or permitted transferee under this Agreement;

    (b) shall specify the number of full Shares then elected to be purchased with respect to the Option;

    (c) shall be accompanied by payment in full of the Option Price of the Shares to be purchased.

4. **Payment for Shares.** The Option Price upon exercise of this Option shall be payable to the Company in full either:

    (a) in cash or its equivalent (acceptable cash equivalents shall be determined at the sole discretion of the Committee);

    (b) by tendering or certifying to the ownership of previously acquired shares of the Company's Common Stock held for at least six (6) months having an aggregate Fair Market Value at the time of exercise equal to the total price of the Shares for which the Option is being exercised;

    (c) by a combination of (a) and (b);

    (d) by delivery of a properly executed exercise notice together with irrevocable instructions to a broker to promptly deliver to the Company the amount of sale proceeds from the option Shares or loan proceeds to pay the exercise price and withholding taxes due to Company;

    (e) having the Company retain from the option Shares a number of Shares of Common Stock having a value (determined pursuant to rules established by the Committee in its discretion) equal to the Option Price; or

(f)   by such other methods of payment as the Committee in its discretion deems appropriate.

As promptly as practicable after receipt of such notice and payment, the Company shall cause to be issued and delivered to the Optionee, his or her legal representative or permitted transferee under this Agreement, as the case may be, the Shares so purchased, which may, if appropriate, be subject to appropriate restrictive legends as determined by the Committee. The Company shall maintain a record of all information pertaining to Optionee's rights under this Agreement, including the number of Shares for which this Option is exercisable.

5.   **Termination of Employment by Death.** If, without having fully exercised this Option, Optionee's employment with the Company and all subsidiaries is terminated by reason of death, any outstanding Options granted to Optionee that are not vested at the date of termination shall become fully vested and exercisable according to the terms of the Plan and this Agreement. Optionee's beneficiary (or such persons who have acquired Optionee's rights under the Option by will or by the laws of descent and distribution) shall have the same right to exercise this Option as Optionee had during his or her lifetime, for a period ending on the date of expiration set forth in the Notice.

6.   **Termination of Employment by Disability.** If, without having fully exercised this Option, Optionee's employment with the Company and all subsidiaries is terminated by reason of disability, any outstanding Options granted to Optionee that are not vested at the date of termination shall become fully vested and exercisable according to the terms of the Plan and this Agreement. For these purposes, "disability" shall mean the Optionee's inability to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, or otherwise is a disability that satisfies the definition of disability in Treas. Reg. § 1.409A-3(i)(4) or any successor provision thereto. Optionee shall have the same right to exercise this Option as Optionee had during his or her employment for a period ending on the date of expiration set forth in the Notice.

7.   **Termination of Employment by Retirement.** If, without having fully exercised this Option, Optionee's employment with the Company and all subsidiaries is terminated by reason of retirement (as defined under the then established rules of the Company's tax-qualified retirement plans), any outstanding Options granted to Optionee that are not vested at the date of termination shall become fully vested and exercisable according to the terms of the Plan and this Agreement. Optionee shall have the same right to exercise this Option as Optionee had during his or her employment for a period ending on the date of expiration set forth in the Notice.

8.   **Termination of Employment for Other Reasons.** In the event of the termination of the Optionee's employment with the Company and all subsidiaries for any reason other than his or her death, permanent disability or retirement, all of the Options which are then vested may be exercised within thirty (30) days of such termination, provided that, in no event shall this extension period continue beyond the expiration of the term of the Option(s). In addition, any such extension shall be applicable only to the extent that such Option or Options are vested and exercisable according to the terms of the Plan and this Agreement.

9.   **Restrictions on Transfer.** This Option may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution. Further, this Option shall be exercisable during Optionee's lifetime only by Optionee, Optionee's legal representative or permitted transferee. Notwithstanding the foregoing, at the discretion of the Committee, Optionee may transfer this Option, in whole or in part, to members of Optionee's immediate family or trusts or family partnerships for the benefit of such persons, subject to the terms and conditions as may be established by the Committee.

10.   **Forfeiture.** Shares acquired by Optionee under this Agreement shall be subject to policies established and amended from time to time by the Committee regarding the recovery of erroneously awarded compensation.

11.   **Adjustments in Authorized Shares.** This Option is subject to the provisions of Section 13 of the Plan, regarding adjustments in connection with changes in corporate capitalization and corporate transactions, as in effect on the date hereof.

12.   **Change in Control.** This Option is subject to the provisions of Section 12 of the Plan, regarding the consequences of a change in control. In addition, notwithstanding any other provision of this Agreement to the contrary, if, during the period of two (2) years following a change in control (as defined in said Section 12 of the Plan), without having fully exercised this Option, Optionee's employment with the Company is terminated by the Company other than for Cause, or by Optionee other than in a Voluntary Resignation, then Optionee shall have the same right to exercise this Option after the date of such termination as Optionee had during his or her employment, until the expiration of the original term of this Option. For purposes of this Section 12, (a) "Cause" shall mean (1) "Cause" as defined in any employment or severance agreement between the Company and the Optionee, or (2) if there is no such agreement or if it does not define Cause, the Optionee's commission of a felony, dishonesty in the course of fulfilling his or her employment duties, or willful and deliberate failure to perform his or her employment duties in any material respect, and (b) "Voluntary Resignation" shall mean a voluntary resignation by the Optionee (x) that is not a retirement and (y) in connection with which the Optionee is not entitled to severance pay or benefits under any employment or severance agreement, plan or policy with or of the Company.

13.   **Rights as a Stockholder.** Optionee shall have no rights as a stockholder of the Company with respect to the Shares subject to this Agreement until such time as the purchase price has been paid and the Shares have been issued and delivered to him or her.

14.   **Continuation of Employment.** This Agreement shall not confer upon Optionee any right to continuation of employment by the Company, nor shall this Agreement interfere in any way with the Company's right to terminate his or her employment at any time.

15.   **Withholding of Taxes.** The exercise in whole or in part of this Option pursuant to Section 2 above shall be conditioned on the Optionee or his or her Representative having made appropriate arrangements with the Company to provide for the withholding of any taxes required to be withheld by Federal, state or local laws (including Optionee's FICA/Medicare tax obligation) in respect of such exercise.

16.   **Notices.** All notices hereunder shall be deemed given on the date that it is (1) delivered in hand, (2) sent by certified mail, return receipt requested, postage prepaid, or by Federal Express or other recognized delivery service, which provides proof of delivery, all delivery charges prepaid, or (3) two business days after it is sent in writing, in each case addressed as follows:

> To the Company: Meredith Corporation
> 1716 Locust Street, Des Moines, Iowa 50309-3023
> Attention: Corporate Secretary

> To the Optionee or his or her Representative at the address of the Optionee at the time appearing in the employment records of the Company, currently as shown on the Notice; or

> At such other address as either party may designate by notice given to the other in accordance with these provisions.

17.   **Governing Law.** All questions concerning the construction, validity and interpretation of this Award shall be governed by and construed according to the internal law and not the law of conflicts of the State of Iowa and shall be brought only in federal or state court in Iowa.

18.   **Plan Document.** This Agreement is intended to conform in all respects with, and is subject to, all applicable provisions of the Plan. Inconsistencies between this Agreement, the Plan Prospectus or the Plan shall be resolved in accordance with the terms of the Plan. By your acceptance of this Agreement, you agree to be bound by all of the terms of this Agreement, the Plan, the Plan Prospectus, and any share ownership and retention guidelines established by the Company. The Plan and the Plan Prospectus are available at:

Plan Prospectus: http://intranet.meredith.com/Documents/S-8%20for%202014%20SIP.pdf

Plan: http://intranet.meredith.com/Documents/2014%20Stock%20Incentive%20Plan.pdf

or from:

Corporate Secretary
Meredith Corporation
1716 Locust Street, Mail Stop LS101-A
Des Moines, IA 50309
Phone: 515-284-3357
Fax: 515-284-3933
Email: shareholderhelp@meredith.com

19.   **Interpretations.** Any dispute, disagreement or question which arises under, or as a result of, or in any way relates to the interpretation, construction or application of the terms of this Agreement, the Plan, or the Plan Prospectus will be determined and resolved by the Committee or its authorized delegate. Such determination or resolution by the Committee or its authorized delegate will be final, binding and conclusive for all purposes. The Committee shall have the right to impose such restrictions on any shares acquired pursuant to the exercise of this Option, as it may deem advisable, including, without limitation, restrictions under applicable Federal securities laws, under the requirements of any stock exchange or market upon which such shares are then listed and/or traded, and under any blue sky or state securities laws applicable to such shares.

GRANTEE'S INITIALS	INITIALS OF MEREDITH CORPORATION'S Chief Development Officer, General Counsel, and Secretary

Exhibit 10.3

MEREDITH CORPORATION
NONQUALIFIED STOCK OPTION AWARD AGREEMENT
FOR NON-EMPLOYEE DIRECTORS

This Agreement is made as of _____, between Meredith Corporation, an Iowa corporation (the "Company"), and _____ (the "Director"), covering one or more grants of Nonqualified Stock Options by the Company to the Director under the Meredith Corporation 2014 Stock Incentive Plan (the "Plan"). This Agreement is subject to all applicable provisions of the Plan and the Plan's Prospectus. Any capitalized terms used herein that are otherwise undefined shall have the same meaning provided in the Plan.

1. **Grant of Stock Options.** In consideration of valuable services rendered by Director to the Company and of the agreements hereinafter set forth, the Company has granted and may hereafter grant to the Director one or more options (the "Option" or "Options") to purchase the number of shares of Common Stock of the Company, $1.00 par value (the "Shares") as set forth in the attached Notice of Grant at the stated Option Price, which is 100% of the Fair Market Value on the date of grant, subject to the terms and conditions of the Plan and this Agreement. With respect to each grant of Options, the date of grant, the number of Options granted and the vesting date or dates shall be set forth in a notice of the grant ("Notice of Grant").

2. **Restrictions.** No Option granted under the Plan may be exercised during the six (6) months following the date such Option was granted. Thereafter, each Option may be exercised on or after its vesting date as shown in the Notice of Grant, but not, in any event, more than ten years after the date such Option was granted.

3. **Death, Disability or Retirement.** Notwithstanding the foregoing limitations, any Option granted under the Plan shall become fully exercisable for the total number of shares covered by the Option upon the death, permanent disability or retirement of the Director prior to the vesting date or dates on any or all of the Options, as of the date of death, permanent disability or retirement. For these purposes, "permanent disability" shall mean any permanent incapacity that prevents such Director from providing effective service on the Board of Directors, and "retirement" shall mean (a) leaving the Board of the Company at the end of the full term for which the Director was elected, (b) retirement from the Board of the Company at any time at or after age 72, or (c) retirement at any time with the consent of the Board of the Company.

4. **Forfeiture of Options**. In the event of the termination of the Director's service on the Board of the Company for any reason other than death, permanent disability or retirement, all of the Options which are then vested may be exercised within thirty (30) days of such termination, provided that, in no event shall this extension period continue beyond the expiration of the term of the Option(s). In addition, any such extension shall be applicable only to the extent that such Option or Options are vested and exercisable according to the terms of the Plan and this Agreement.

5. **Procedure for Exercise of Options.** This Option may be exercised by giving notice to the Company in accordance with Section 11 hereof. Such notice:

   (a) shall be signed by the Director, his or her legal representative or permitted transferee under this Agreement;

(b)   shall specify the number of full Shares then elected to be purchased with respect to the Option;

(c)   shall be accompanied by payment in full of the Option Price of the Shares to be purchased.

6.   **Payment for Shares**. The Election to Exercise Options shall be either:

(a)   in cash or its equivalent (acceptable cash equivalents shall be determined at the sole discretion of the Committee);

(b)   by tendering or certifying to the ownership of previously acquired shares of the Company's Common Stock held for at least six (6) months having an aggregate Fair Market Value at the time of exercise equal to the total price of the Shares for which the Option is being exercised;

(c)   by a combination of (a) and (b);

(d)   by delivery of a properly executed exercise notice together with irrevocable instructions to a broker to promptly deliver to the Company the amount of sale proceeds from the option Shares or loan proceeds to pay the exercise price;

(e)   having the Company retain from the option Shares a number of Shares of Common Stock having a value (determined pursuant to rules established by the Committee in its discretion) equal to the Option Price; or

(f)   by such other methods of payment as the Committee in its discretion deems appropriate.

7.   **Delivery of Shares.** Shares as to which the Option has been exercised shall be delivered by the Company according to the instructions provided by the Director or his or her representative.

8.   **Rights of Shareholders.** The Director shall have no interest in any shares covered by any Option granted under the Plan until book entry for such shares shall have been issued or recorded by Company's transfer agent. Any shares surrendered in payment shall be deemed outstanding until a new book entry representing the Shares purchased on the exercise of any Option is issued.

9.   **Restrictions on Transfer.** This Option may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution. Further, this Option shall be exercisable during the Director's lifetime, only by the Director or the Director's guardian or legal representative. If a non-employee director dies during the Option exercise period, any Option granted to such Director may be exercised by his estate or the person to whom the Option passes by will or the laws of descent and distribution. Notwithstanding the foregoing, an Option shall be transferable to the Director's immediate family or trusts or family partnerships for the benefit of such persons.

10.   **Withholding Taxes.** The Director acknowledges his or her responsibility for the payment of any taxes for the respective tax jurisdiction attributable to any shares of Common Stock or cash or property deliverable in connection with the exercise of an Option or Options to purchase Shares of Common Stock and that no taxes be withheld by the Company.

11.   **Notices.** All notices hereunder shall be deemed given on the date that it is (1) delivered in hand, (2) sent by certified mail, return receipt requested, postage prepaid, or by Federal Express or other recognized delivery service, which provides proof of delivery, all delivery charges prepaid, or (3) two business days after it is sent in writing, in each case addressed as follows:

To the Company:

> Meredith Corporation
> 1716 Locust Street, LS-101A
> Des Moines, IA 50309
> Attention: Corporate Secretary

To the Director:

_____
_____
_____
_____

12.   **Term of Agreement.** This Agreement shall terminate on (a) expiration of Director's current term; (b) upon the completion of exercise of all Options granted to the Director; or (c) upon the expiration of all Options granted to the Director, whichever is last to occur.

13.   **Succession.** This Agreement shall be binding upon and operate for the benefit of the Company and its successors and assigns and the Director.

14.   **Governing Law.** All questions concerning the construction, validity and interpretation of this Award shall be governed by and construed according to the internal law and not the law of conflicts of the State of Iowa and shall be brought only in federal or state court in Iowa.

15.   **Plan Document.** This Agreement is intended to conform in all respects with, and is subject to, all applicable provisions of the Plan. Inconsistencies between this Agreement, the Plan Prospectus or the Plan shall be resolved in accordance with the terms of the Plan. By your acceptance of this Agreement, you agree to be bound by all of the terms of this Agreement, the Plan, the Plan Prospectus, and any share ownership and retention guidelines established by the Company. The Plan and the Plan Prospectus are available at:

Plan Prospectus: http://intranet.meredith.com/Documents/S-8%20for%202014%20SIP.pdf

Plan: http://intranet.meredith.com/Documents/2014%20Stock%20Incentive%20Plan.pdf

or from:

Corporate Secretary
Meredith Corporation
1716 Locust Street, Mail Stop LS101-A
Des Moines, IA 50309
Phone: 515-284-3357
Fax: 515-284-3933
Email: shareholderhelp@meredith.com

16.   **Interpretations.** Any dispute, disagreement or question which arises under, or as a result of, or in any way relates to the interpretation, construction or application of the terms of this Agreement,

the Plan, or the Plan Prospectus will be determined and resolved by the Committee or its authorized delegate. Such determination or resolution by the Committee or its authorized delegate will be final, binding and conclusive for all purposes. The Committee shall have the right to impose such restrictions on any shares acquired pursuant to the exercise of this Option, as it may deem advisable, including, without limitation, restrictions under applicable Federal securities laws, under the requirements of any stock exchange or market upon which such shares are then listed and/or traded, and under any blue sky or state securities laws applicable to such shares.

IN WITNESS WHEREOF, the parties have executed this Agreement, on and as of the date first above written.

MEREDITH CORPORATION

_____
Chief Development
Officer, General Counsel, and Secretary

_____
_____, Director

_____
Social Security Number

Exhibit 10.4


MEREDITH CORPORATION

RESTRICTED STOCK AWARD AGREEMENT

FOR EMPLOYEES


You have been awarded Restricted Stock under the Meredith Corporation 2014 Stock Incentive Plan (the "Plan"), as specified in the award notice (the "Notice"). Any capitalized terms used herein that are otherwise undefined shall have the same meaning provided in the Plan.

THIS AGREEMENT (the "Agreement"), effective as of the date set forth in the Notice, is between Meredith Corporation, an Iowa corporation (the "Company"), and the Grantee named in the Notice (the "Grantee"), and is subject to all applicable provisions of the Plan and the Plan's Prospectus. The parties hereto agree as follows:

1.   **Grant of Shares.** Pursuant to action of the Compensation Committee of the Board of Directors of the Company (the "Committee"), the Company hereby grants to the Grantee the number of shares of Common Stock of the Company, $1.00 par value (the "Shares"), as set forth in the Notice, subject to the Restrictions (the "Restrictions") set forth in Section 2 and the other terms and conditions of the Plan and this Agreement. With respect to this grant of Shares, the date of grant, the number of Shares granted and the date or dates of the lapse of the Restrictions have been set forth in the Notice. Concurrently with this grant, the Company will transfer an amount equal to $1.00 (the par value thereof) from the Company's Additional Paid-in Capital account to the Company's Common Stock account for each of the Shares that are the subject of this grant, so that said Shares are fully paid and non-assessable. The Shares will be registered on the books of the Company's transfer agent in the Grantee's name. The Grantee shall have all the rights of a stockholder with respect to the Shares, including the right to vote and to receive all dividends or other distributions paid or made with respect to the Shares. Any securities of the Company which may be issued with respect to such Shares by virtue of any stock split, combination, stock dividend or recapitalization shall be deemed to be "Shares" hereunder and shall be subject to all the terms and conditions of the Plan and this Agreement.

2.   **Restrictions.** Until and to the extent that the Restrictions imposed by this Section 2 have lapsed pursuant to Sections 3 or 4 below, the Shares shall not be sold, exchanged, assigned, transferred, pledged or otherwise disposed of, and shall be subject to forfeiture as set forth in Section 5 below.

3.   **Lapse of Restrictions by Passage of Time.** The Restrictions shall lapse and have no further force or effect with respect to the Shares subject to this grant at the time or times set forth in the Notice.

4.   **Death, Disability or Retirement.** In the event of the death, disability or retirement of the Grantee prior to the lapse of the Restrictions on any or all of the Shares, the Restrictions on all such Shares shall lapse and have no further effect as of the date of death, disability or retirement. For these purposes, "disability" shall mean the Grantee's inability to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, or otherwise is a disability that satisfies the definition of disability in Treas. Reg. § 1.409A-3(i)(4) or any successor provision thereto; and "retirement" shall mean the termination of the Grantee's employment by retirement in accordance with the then established rules of the Company's tax-qualified retirement plan.

5.   **Forfeiture of Shares.** In the event of the termination of the Grantee's employment by the Company for any reason (including resignation or discharge with or without cause) other than death, disability or retirement, all of the Shares then subject to the Restrictions shall be forfeited and transferred to the Company without consideration to the Grantee or his or her executor, administrator, personal representative or heirs ("Representative"). The Company is hereby authorized to cause the transfer into its name all Shares that are forfeited to the Company pursuant to this Section. In addition, Shares acquired by Grantee under this Agreement shall be subject to policies established and amended from time to time by the Committee regarding the recovery of erroneously awarded compensation.

6.   **Election to Convert Shares into Common Stock Equivalents for Deferral Purposes.** In the sole discretion of the Committee, the Grantee may elect to convert any or all Shares into an equal number of common stock equivalents ("CSEs"). Any such election must be made irrevocably in writing not later than 30 days after the date set forth in the Notice. The Committee shall have the authority to establish the terms of such deferral, including the permissible payment time or times for the CSEs which the Grantee may have the ability to elect.

It is intended that the CSEs meet the requirements of paragraphs (2), (3), and (4) of Section 409A of the Code, including the regulations and guidance promulgated thereunder ("Code § 409A"). The terms and provisions of this Section 6, and the provisions of any written election made with respect to the CSEs, should be interpreted and applied in a manner consistent with such requirements.

The CSEs shall be subject to any conditions provided in the form of written election executed by the Grantee, and to the following provisions of this Section 6:

(a)   The number of CSEs into which the Shares are being converted shall be credited to a bookkeeping account established in the name of the Grantee subject to the following terms and conditions:

(i)   Adjustments. If the number of outstanding shares of Common Stock of the Company is changed as a result of stock dividend, stock split or the like without additional consideration to the Company, the number of CSEs in the Grantee's account shall be adjusted to correspond to such change;

(ii)   Dividend Equivalents. To compensate for the dividends the Grantee would have received had the Grantee owned Shares equal to the number of CSEs credited to his or her account, there shall be credited to the Grantee's account additional CSEs equal to (A) the cash dividend the Grantee would have received had he or she had owned the number of shares of Common Stock equal to the number of CSEs then credited to the Grantee's account, divided by (B) the fair market value of one share of the Company's Common Stock on the dividend payment date. If a dividend is paid in shares of stock of another company or in other property, the Grantee will be credited with the number of shares of that company or the amount of property which would have been received had the Grantee owned a number of shares of Common Stock equal to the number of CSEs credited to his or her account. The shares or other property so credited will be paid out in kind in accordance with the Grantee's election.

(b)   Payment. The Company shall deliver to the Grantee, on the date or dates of payment in accordance with the form of election and the provisions of this Section 6, a whole number of shares of Common Stock equal to the whole number of CSEs then payable in accordance with the Grantee's election (lump sum or installment payment) or the terms of this Section 6, together with a cash payment equal to the value of any fractional CSE payable, which cash payment shall be determined on the basis of the fair market value of a share of Common Stock as of the date on which the Grantee's right to payment vests (i.e., the Grantee's date of death, disability, retirement or other separation from service, or a Change in Control (as defined in Section 12 of the Plan)); provided, however, in the event that the CSEs become payable upon a Change in Control (as defined in Section 12 of the Plan), payment of the CSEs may be made in shares of Common Stock or in cash.

(i)   Death. In the event of the Grantee's death, any CSEs credited to the Grantee's account on the date of his or her death shall be paid to the Grantee's representative. Such payment shall be made within 90 days after the date of the Grantee's death.

(ii)   Disability. In the event of the Grantee's disability, any CSEs credited to the Grantee's account shall be paid to the Grantee or his or her representative, provided that such disability is the Grantee's inability to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, or otherwise is a disability that satisfies the definition of disability in Treas. Reg. § 1.409A-3(i)(4) or any successor provision thereto. Payment with respect to all such CSEs shall be made within 90 days after the date of such disability.

(iii)   Retirement or other Termination of Service. In the event of the Grantee's retirement or other termination from service, any CSEs credited to the Grantee's account shall become payable, provided such retirement or termination of service constitutes a "separation from service" consistent with the interpretation of such term set forth in Code § 409A. Payment in connection with such separation from service shall be made (or if payment is to be made in installments, commence) within 90 days after the date of such separation from service.

(iv)   Change in Control. In the event of a change in control of the Company (as defined in Section 12 of the Plan), any CSEs credited to the Grantee's account shall become payable. Payment with respect to all such CSEs shall be made within 90 days after the date of such change in control,

(c)   Unfunded Obligation. The Company's obligation with respect to stock equivalents shall not be funded or secured in any manner, nor shall a Grantee's right to receive payment be assignable or transferable, voluntarily or involuntarily, except as expressly provided herein.

(d)   No Shareholder Rights Prior to Stock Issuance, The Grantee shall not be entitled to any voting or other shareholder rights as a result of the credit of CSEs to the Grantee's account until shares of Common Stock are delivered to the Grantee (or his or her designated beneficiary or estate) hereunder.

7.   **Delivery of Shares.** The Company shall deliver the Shares to the Grantee or his or her Representative as soon as practicable after the lapse of the Restrictions and other terms and conditions of this Agreement unless the Grantee makes a deferral election in accordance with rules established by the Committee. Any such deferral shall result in the transfer of Shares to the Company's deferred compensation plan, at the time Shares would otherwise be delivered hereunder, and the Company's deferred compensation plan rules shall thereafter govern the administration of this Award.

8.   **Withholding Taxes.** The lapse of the Restrictions on any Shares pursuant to Sections 3 or 4 above shall be conditioned on the Grantee or his or her Representative having made appropriate arrangements with the Company to provide for the withholding of any taxes required to be withheld by Federal, state or local laws in respect of such lapse. This includes providing FICA/Medicare taxes associated with the retirement accelerated vesting feature discussed in Section 4.

9.   **Notices.** All notices hereunder shall be deemed given on the date that it is (1) delivered in hand, (2) sent by certified mail, return receipt requested, postage prepaid, or by Federal Express or other recognized delivery service, which provides proof of delivery, all delivery charges prepaid, or (3) two business days after it is sent in writing, in each case addressed as follows:

To the Company: Meredith Corporation
1716 Locust Street
Des Moines, IA 50309-3023
Attention: Corporate Secretary

To the Grantee or his or her Representative at the address of the Grantee at the time appearing in the employment records of the Company, currently as shown in the Notice; or

At such other address as either party may designate by notice given to the other in accordance with these provisions.

10.   **Term of Agreement.** This Agreement shall terminate on the date of the lapse of all remaining Restrictions.

11.   **Succession.** This Agreement shall be binding upon and operate for the benefit of the Company and its successors and assigns and the Grantee and his or her Representative.

12.   **Continuation of Employment.** This Agreement shall not confer upon Grantee any right to continuation of employment by the Company, nor shall this Agreement interfere in any way with the Company's right to terminate Grantee's employment at any time.

13.   **409A provisions.** With respect to any award that becomes subject to Code § 409A:

(a)   **Six-Month Delayed Payment to "Specified Employees."** In the case of any Grantee who is entitled to payment hereunder because of a separation from service (as such term is defined under Code § 409A) from the Company which is subject to Code § 409A and, at the time of such separation from service, is a "specified employee," as determined by the Company in compliance with Code § 409A and the Company's written policy regarding the identification of specified employees, if any, then in effect (which policy is incorporated herein by reference), then no payment shall be made, except as permitted under Code § 409A, prior to the first day of the calendar month beginning seven (7) months after the Grantee's separation from service (or the date of his or her earlier death), or as soon as administratively practicable thereafter.

(b)   **Termination of Arrangement.** With the approval of the Board, the Committee may terminate, amend, or modify the Agreement, provided that such termination, amendment or modification is consistent with the terms of the Plan; and provided further, that no such termination, amendment or modification may be made to the Agreement that would cause any Shares that are excluded from the coverage of Code § 409A to be covered by Code § 409A or would cause the Grantee to be subject to the income inclusion provisions of Code § 409A(a)(1), or may in any way adversely affect Grantee's rights under this Agreement. The Company reserves the right to amend the Agreement in any respect solely to comply with the provisions of Code § 409A so as not to trigger any unintended tax consequences prior to the distribution of benefits provided herein.

14.   **Governing Law.** All questions concerning the construction, validity and interpretation of this Award shall be governed by and construed according to the internal law and not the law of conflicts of the State of Iowa and shall be brought only in federal or state court in Iowa.

15.   **Plan Document.** This Agreement is intended to conform in all respects with, and is subject to, all applicable provisions of the Plan. Inconsistencies between this Agreement, the Plan Prospectus or the Plan shall be resolved in accordance with the terms of the Plan. By your acceptance of this Agreement, you agree to be bound by all of the terms of this Agreement, the Plan, the Plan Prospectus, and any share ownership and retention guidelines established by the Company. The Plan and the Plan's Prospectus are available at:

Plan Prospectus: http://intranet.meredith.com/Documents/S-8%20for%202014%20SIP.pdf

Plan: http://intranet.meredith.com/Documents/2014%20Stock%20Incentive%20Plan.pdf

or from:

Corporate Secretary
Meredith Corporation
1716 Locust Street, Mail Stop LS101-A
Des Moines, IA 50309
Phone: 515-284-3357
Fax: 515-284-3933
Email: shareholderhelp@meredith.com

16.   **Interpretations.** Any dispute, disagreement or question which arises under, or as a result of, or in any way relates to the interpretation, construction or application of the terms of this Agreement, the Plan, or the Plan Prospectus will be determined and resolved by the Committee or its authorized delegate. Such determination or resolution by the Committee or its authorized delegate will be final, binding and conclusive for all purposes.

GRANTEE'S INITIALS

INITIALS OF MEREDITH CORPORATION'S
Chief Development Officer, General Counsel, and
Secretary

Exhibit 10.5

MEREDITH CORPORATION

RESTRICTED STOCK AWARD AGREEMENT

FOR NON-EMPLOYEE DIRECTORS

This Agreement is made as of _____, between Meredith Corporation, an Iowa corporation (the "Company"), and _____ (the "Director"), covering one or more grants by the Company to the Director of shares of Restricted Stock under the Meredith Corporation 2014 Stock Incentive Plan (the "Plan"). This Agreement is subject to all applicable provisions of the Plan and the Plan's Prospectus. Any capitalized terms used herein that are otherwise undefined shall have the same meaning provided in the Plan.

1.   **Grant of Shares.** In consideration of valuable services rendered by the Director to the Company and of the agreements hereinafter set forth, the Company has granted and may hereafter grant to the Director shares of Common Stock of the Company, $1.00 par value (the "Shares"). With respect to each grant of Shares, the date of grant, the number of Shares granted and the date or dates of the lapse of the "Restrictions" (as defined in Section 2 below) shall be set forth in a notice of the grant ("Notice of Grant"). Concurrently with each grant, the Company will transfer an amount equal to $1.00 (the par value thereof) from the Company's Additional Paid-in Capital account to the Company's Common Stock account for each of the Shares that are the subject of this grant, so that said Shares are fully paid and non-assessable. The Shares shall be registered on the books of the Company's transfer agent in the Director's name. The Director shall have all the rights of a shareholder with respect to the Shares, including the right to vote and to receive dividends or other distributions paid or made with respect to the Shares. However, any securities of the Company which may be issued with respect to such Shares by virtue of any stock split, combination, stock dividend or recapitalization shall be deemed to be "Shares" hereunder and shall be subject to all the terms and conditions of the Plan and this Agreement.

2.   **Restriction.** Until and to the extent that the Restriction imposed by this Section 2 has lapsed pursuant to Sections 3 or 4 below, the Shares shall not be sold, exchanged, assigned, transferred, pledged or otherwise disposed of, and shall be subject to forfeiture as set forth in Section 5 below.

3.   **Lapse of Restriction by Passage of Time.** The Restriction shall lapse and have no further force or effect with respect to the Shares comprising each grant at the time or times set forth in the Notice of Grant.

4.   **Death, Disability or Retirement.** In the event of the death, permanent disability or retirement of the Director prior to the lapse of the Restriction on any or all of the Shares, the Restriction on all such Shares shall lapse and have no further effect as of the date of death, permanent disability or retirement. For these purposes, "permanent disability" shall mean the Director is determined to be unable to engage in any substantially gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, and "retirement" shall mean (a) leaving the Board of the Company at the end of the full term for which the Director was elected, (b) retirement from the Board of the Company at any time at or after age 72, or (c) retirement at any time with the consent of the Board of the Company.

5.   **Forfeiture of Shares.** In the event of the termination of the Director's service on the Board of the Company for any reason other than death, permanent disability or retirement, all of the Shares then subject to the Restriction shall be forfeited and transferred to the Company by the Director.

The Company is hereby authorized to cause the transfer into its name all Shares that are forfeited to the Company pursuant to this Section.

6.   **Delivery of Shares.** Shares as to which the Restriction has lapsed shall be delivered by the Company to the Director or his or her representative.

7.   **Withholding Taxes.** The Director acknowledges his or her responsibility for the payment of any taxes for the respective tax jurisdiction attributable to any Shares and that no taxes will be withheld by the Company.

8.   **Notices.** All notices hereunder shall be deemed given on the date that it is (1) delivered in hand, (2) sent by certified mail, return receipt requested, postage prepaid, or by Federal Express or other recognized delivery service, which provides proof of delivery, all delivery charges prepaid, or (3) two business days after it is sent in writing, in each case addressed as follows:

To the Company:

Meredith Corporation
1716 Locust Street, LS-101A
Des Moines, IA 50309
Attention: Corporate Secretary

To the Director:

_____

_____

_____

_____

9.   **Term of Agreement.** This Agreement shall terminate on (a) expiration of Director's current term, or (b) the date of the lapse of all remaining Restrictions, whichever is last to occur.

10.   **Succession.** This Agreement shall be binding upon and operate for the benefit of the Company and its successors and assigns and the Director.

11.   **Governing Law.** All questions concerning the construction, validity and interpretation of this Award shall be governed by and construed according to the internal law and not the law of conflicts of the State of Iowa and shall be brought only in federal or state court in Iowa.

12.   **Plan Document.** This Agreement is intended to conform in all respects with, and is subject to, all applicable provisions of the Plan. Inconsistencies between this Agreement, the Plan Prospectus or the Plan shall be resolved in accordance with the terms of the Plan. By your acceptance of this Agreement, you agree to be bound by all of the terms of this Agreement, the Plan, the Plan Prospectus, and any share ownership and retention guidelines established by the Company. The Plan and the Plan Prospectus are available at:

Plan Prospectus: http://intranet.meredith.com/Documents/S-8%20for%202014%20SIP.pdf

Plan: http://intranet.meredith.com/Documents/2014%20Stock%20Incentive%20Plan.pdf

or from:

Corporate Secretary
Meredith Corporation
1716 Locust Street, Mail Stop LS101-A
Des Moines, IA 50309
Phone: 515-284-3357
Fax: 515-284-3933
Email: shareholderhelp@meredith.com

13. **Interpretations.** Any dispute, disagreement or question which arises under, or as a result of, or in any way relates to the interpretation, construction or application of the terms of this Agreement, the Plan, or the Plan Prospectus will be determined and resolved by the Committee or its authorized delegate. Such determination or resolution by the Committee or its authorized delegate will be final, binding and conclusive for all purposes.

IN WITNESS WHEREOF, the parties have executed this Agreement, on and as of the date first above written.

MEREDITH CORPORATION

_____	_____
Chief Development	_____, Director
Officer, General Counsel, and Secretary	_____
	Social Security Number

Exhibit 10.6

MEREDITH CORPORATION

RESTRICTED STOCK UNIT AWARD AGREEMENT - PERFORMANCE BASED

You have been selected to be a Participant in the Meredith Corporation 2014 Stock Incentive Plan (the "Plan"), as specified in the award notice (the "Notice"). Any capitalized terms used herein that are otherwise undefined shall have the same meaning provided in the Plan.

THIS AGREEMENT (the "Agreement"), effective as of the date set forth in the Notice, is between Meredith Corporation, an Iowa corporation (the "Company") and the Grantee named in the Notice, and is subject to all applicable provisions of the Plan and the Plan's Prospectus. The parties hereto agree as follows:

1.   **Award of Restricted Stock Units.** The Company hereby grants to Grantee the number of restricted stock units (the "Units") set forth in the Notice subject to the terms and conditions set forth below and in the attached Term Sheet. The term "Units" shall include "Earned Units" as defined below, in appropriate contexts and dividend equivalents credited pursuant to Section 4 below.

2.   **Restrictions.** The Units are being awarded to Grantee subject to the forfeiture conditions set forth below (the "Restrictions") which shall lapse, if at all, three years from the date of grant (the "Vesting Date").

(a)   The Units are subject to the attainment of performance goals during the performance period, as described in the attached Term Sheet. The number of Units earned upon the attainment of the performance goals (the "Earned Units") must be certified by the Compensation Committee of the Board of Directors (the "Committee") upon completion of the performance period. Any Units not so earned shall be forfeited.

(b)   Any Units subject to the Restrictions shall be automatically forfeited upon the Grantee's termination of employment with or service as a Non-employee Director of the Company or a subsidiary for any reason other than death, or disability or retirement (as defined below).

(c)   For purposes of this Agreement, "disability" and "retirement" shall be determined as follows:

<u>Disability</u>

· *Non-employee Director* - the Grantee is determined to be unable to engage in any substantially gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months.

· *Employee* - the Grantee (a) is determined to be unable to engage in any substantially gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, or (b) is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than 3 months under an accident and health plan covering employees of the Grantee's employer or otherwise is a disability that satisfies the definition of disability in Treas. Reg. § 1.409A-3(i)(4) or any successor provision thereto.

<u>Retirement</u>

- *Non-employee Director* - "retirement" shall mean (a) leaving the Board of the Company at the end of the full term for which the Director was elected, (b) retirement from the Board of the Company at any time at or after age 72, or (c) retirement at any time with the consent of the Board of the Company , or

- *Employee* - the termination of the Grantee's employment after qualifying for retirement as defined in the Company's tax-qualified retirement plan.

(d)　　In the event of the death or disability of the Grantee at any time during the performance period, the Grantee will be deemed to have earned an award based on the target performance goal established by the Committee and a number of shares of the Company's common stock ("Common Stock") equal to the number of deemed Earned Units will be delivered to the Grantee or the Grantee's personal representative within ninety (90) days after the event.

(e)　　In the event of the retirement of the Grantee at any time during the performance period, a number of shares of Common Stock equal to the number of Earned Units will be delivered to the Grantee or the Grantee's personal representative, upon the determination of the number of Earned Units after the end of the performance period.

(f)　　In the event of a Change in Control (as defined in the Plan) during the performance period, the Grantee will be deemed to have earned an award based on the maximum performance goal established by the Committee, and a number of shares of Common Stock equal to the number of deemed Earned Units (or cash equal to the value of the shares, as determined by the Committee) will be delivered to the Grantee within ninety (90) days after the Change in Control.

(g)　　If, at any time before shares are actually delivered under this Agreement, Grantee engages, directly or indirectly, in any activity which is in competition with any activity of the Company or any subsidiary, or in any action or conduct which is in any manner adverse or in any way contrary to the interests of the Company or any subsidiary, all Units or shares deliverable shall be forfeited. This determination shall be made by the Committee in its sole discretion. In addition, Units as well as shares and cash delivered to Grantee under this Agreement shall be subject to policies established and amended from time to time by the Committee regarding the recovery of erroneously awarded compensation.

The Company will not be obligated to pay Grantee any consideration whatsoever for forfeited Units (whether or not earned).

3.　　**Adjustments.** If the number of outstanding shares of Common Stock is changed as a result of stock dividend, stock split or the like without additional consideration to the Company, the number of Units subject to this Award shall be adjusted to correspond to the change in the outstanding shares of Common Stock.

4.   **Dividend Equivalents.** To compensate for the dividends the Grantee would have received had the Grantee owned a number of shares of Common Stock equal to the number of Earned Units or deemed Earned Units credited to his or her account, the number of Earned Units or deemed Earned Units credited to the Grantee's account pursuant to this Agreement shall be multiplied by one (1) plus the cumulative compounded dividend yield on the Common Stock from the date of grant through the date the corresponding shares of Common Stock are to be delivered under this Agreement. The amount so determined shall be paid in shares at the same time that the corresponding shares of Common Stock are delivered to the Grantee.

If a dividend is paid in shares of stock of another company or in other property, the Grantee will be credited with the number of shares of that company or the amount of property which would have been received had the Grantee owned a number of shares of Common Stock equal to the number of Earned Units credited to his or her account. The shares or other property so credited will be subject to the same Restrictions and other terms and conditions applicable to the Earned Units and will be paid out in kind at the time the Restrictions and other terms and conditions lapse.

5.   **Delivery of Shares.** The Company shall deliver to the Grantee a number of shares of Common Stock equal to the number of Earned Units on which Restrictions and other terms and conditions have lapsed, plus a cash payment equal to the sum of the value of any fractional Earned Unit then credited to the Grantee's account and the value of dividend equivalents credited pursuant to Section 4, as soon as practicable after the lapse of the Restrictions, and other terms and conditions, but in any event within ninety (90) days thereof, unless the Grantee makes a deferral election in accordance with rules established by the Committee. Any such deferral shall result in the transfer of the shares of Common Stock and cash into the Company's deferred compensation plan, at the time payment would have otherwise been made hereunder, and the Company's deferred compensation plan rules shall thereafter will govern the administration of this Award.

6.   **Withholding Taxes.**

Non-employee Director: The Grantee acknowledges his or her responsibility for the payment of any taxes for the respective tax jurisdiction attributable to any share of Common Stock or cash or property deliverable in connection with the Earned Units and that no taxes will be withheld by the Company.

Employee: The lapse of the Restrictions on any Units pursuant to Section 2 above shall be conditioned on the Grantee or his or her personal representative having made appropriate arrangements with the Company to provide for the withholding of any taxes required to be withheld by Federal, state or local laws in respect of such lapse. This includes providing FICA/ Medicare taxes associated with any accelerated vesting feature discussed in Section 2.

7.   **Nontransferability.** Grantee may not directly or indirectly, by operation of law or otherwise, voluntarily or involuntarily, sell, assign, pledge, encumber, charge or otherwise transfer any of the Units subject to this Award.

8.   **Voting and Other Rights.**

(a)   Except as provided in Section 4, Grantee shall have no rights as a stockholder of the Company in respect of the Earned Units, including the right to vote and to receive dividends and other distributions unless and until shares of Common Stock are delivered to the Grantee in satisfaction of the Earned Units.

(b) The grant of Units does not confer upon Grantee any right to continue in the employ of the Company or a subsidiary or in service as a Non-employee Director of the Company, as the case may be, or to interfere with the right of the Company or a subsidiary to terminate Grantee's employment at any time.

(c) The grant of an award under the Plan is a one-time benefit and does not create any contractual or other right to receive an award in the future. Future grants, if any, will be at the sole discretion of the Committee, including, but not limited to, the timing of any grant, the amount of the award and vesting provisions.

(d) The Committee retains the right to reduce the number of Units subject to this Award at any time prior to payment or delivery based on the performance of the Grantee.

9. **Funding.** No assets or shares of Common Stock shall be segregated or earmarked by the Company in respect of any Units awarded hereunder. The grant of Units hereunder shall not constitute a trust and shall be solely for the purpose of recording an unsecured contractual obligation of the Company.

10. **Notices.** Any notice under this Award shall be deemed given on the date that it is (1) delivered in hand, (2) sent by certified mail, return receipt requested, postage prepaid, or by Federal Express or other recognized delivery service, which provides proof of delivery, all delivery charges prepaid, or (3) two business days after it is sent in writing, in each case addressed as follows:

To the Company: Meredith Corporation
1716 Locust Street
Des Moines, IA 50309-3023
Attention: Corporate Secretary

To the Grantee or his or her personal representative at the address of the Grantee at the time appearing in the employment records of the Company, currently as shown in the Notice; or

At such other address as either party may designate by notice given to the other in accordance with these provisions.

11. **Governing Law.** All questions concerning the construction, validity and interpretation of this Award shall be governed by and construed according to the internal law and not the law of conflicts of the State of Iowa and shall be brought only in federal or state court in Iowa.

12. **Plan Documents.** This Agreement is intended to conform in all respects with, and is subject to, all applicable provisions of the Plan. Inconsistencies between this Agreement, the Plan Prospectus or the Plan shall be resolved in accordance with the terms of the Plan. By your acceptance of this Agreement, you agree to be bound by all of the terms of this Agreement, the Plan, the Plan Prospectus, and any share ownership and retention guidelines established by the Company. The Plan and the Plan Prospectus are available at:

Plan Prospectus: http://intranet.meredith.com/Documents/S-8%20for%202014%20SIP.pdf

Plan: http://intranet.meredith.com/Documents/2014%20Stock%20Incentive%20Plan.pdf

or from:

Corporate Secretary
Meredith Corporation
1716 Locust Street, Mail Stop LS101-A
Des Moines, IA 50309
Phone: 515-284-3357
Fax: 515-284-3933
Email: shareholderhelp@meredith.com

13.   **Interpretations.** Any dispute, disagreement or question which arises under, or as a result of, or in any way relates to the interpretation, construction or application of the terms of this Agreement, the Plan, or the Plan Prospectus will be determined and resolved by the Committee or its authorized delegate. Such determination or resolution by the Committee or its authorized delegate will be final, binding and conclusive for all purposes.

GRANTEE'S INITIALS   INITIALS OF MEREDITH CORPORATION'S
                                      Chief Development Officer, General Counsel, and
                                      Secretary

TERM SHEET

PERFORMANCE PERIOD: Beginning *[INSERT DATES]*

PERFORMANCE GOAL: The number of restricted stock units earned upon the attainment of the performance goals (the "Earned Units") shall be determined by the Compensation Committee of the Board of Directors and will be based on the cumulative growth of the Company's earnings per share ("EPS") for the performance period, in accordance with the following chart:

[INSERT CHART OR OTHER DESCRIPTION OF PERFORMANCE GOALS]

Exhibit 10.7


MEREDITH CORPORATION

RESTRICTED STOCK UNIT AWARD AGREEMENT


You have been selected to be a Participant in the Meredith Corporation 2014 Stock Incentive Plan (the "Plan"), as specified in the award notice (the "Notice"). Any capitalized terms used herein that are otherwise undefined shall have the same meaning provided in the Plan.

THIS AGREEMENT (the "Agreement"), effective as of the date set forth in the Notice, is between Meredith Corporation, an Iowa corporation (the "Company") and the Grantee named in the Notice, and is subject to all applicable provisions of the Plan and the Plan's Prospectus. The parties hereto agree as follows:

1. **Award of Restricted Stock Units.** The Company hereby grants to Grantee the number of restricted stock units (the "Units") set forth in the Notice subject to the terms and conditions set forth below.

2. **Restrictions.** The Units are being awarded to Grantee subject to the forfeiture conditions set forth below (the "Restrictions") which shall lapse on the date(s) specified in the Notice(the "Vesting Date").

   (a)   Any Units subject to the Restrictions shall be automatically forfeited upon the Grantee's termination of employment with or service as a Non-employee Director of the Company or a subsidiary for any reason other than death, or disability or retirement (as defined below) before the Vesting Date.

   (b)   For purposes of this Agreement, "disability" and "retirement" shall be determined as follows:


Disability


- *Non-employee Director* - the Grantee is determined to be unable to engage in any substantially gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months.

- *Employee* - the Grantee (a) is determined to be unable to engage in any substantially gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, or (b) is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than 3 months under an accident and health plan covering employees of the Grantee's employer or otherwise is a disability that satisfies the definition of disability in Treas. Reg. § 1.409A-3(i)(4) or any successor provision thereto.

<u>Retirement</u>

- *Non-employee Director* - "retirement" shall mean (a) leaving the Board of the Company at the end of the full term for which the Director was elected, (b) retirement from the Board of the Company at any time at or after age 72, or (c) retirement at any time with the consent of the Board of the Company, or

- *Employee* - the termination of the Grantee's employment after qualifying for retirement as defined in the Company's tax-qualified retirement plan.

(c)   In the event of the death or disability of the Grantee at any time before the Vesting Date, the Grantee will be fully vested in the number of Units granted pursuant to this Award and a number of shares of the Company's common stock ("Common Stock") equal to the number of such Units will be delivered to the Grantee or the Grantee's personal representative within ninety (90) days after the event.

(d)   In the event of the retirement of the Grantee at any time before the Vesting Date, a number of shares of Common Stock equal to the number of such Units will be delivered to the Grantee or the Grantee's personal representative upon the Grantee's retirement, except that any such amount payable to a "specified employee" (as such term is defined under Section 409A of the Internal Revenue Code of 1986, as amended (the "Code")) shall not be made, except as permitted under Code Section 409A, prior to the first day of the seventh (7th) calendar month beginning after the Grantee's retirement (or the date of his or her earlier death) or as soon as administratively practicable thereafter.

(e)   In the event of a Change in Control (as defined in the Plan) before the Vesting Date, the Grantee will be fully vested in the number of Units granted pursuant to this Award, and a number of shares of Common Stock equal to the number of such Units (or cash equal to the value of the shares, as determined by the Committee) will be delivered to the Grantee within ninety (90) days after the Change in Control.

(f)   If, at any time before shares are actually delivered under this Agreement, Grantee engages, directly or indirectly, in any activity which is in competition with any activity of the Company or any subsidiary, or in any action or conduct which is in any manner adverse or in any way contrary to the interests of the Company or any subsidiary, all Units or shares deliverable shall be forfeited. This determination shall be made by the Committee in its sole discretion. In addition, Units as well as shares and cash delivered to Grantee under this Agreement shall be subject to policies established and amended from time to time by the Committee regarding the recovery of erroneously awarded compensation.

The Company will not be obligated to pay Grantee any consideration whatsoever for forfeited Units.

3.   **Adjustments.** If the number of outstanding shares of Common Stock is changed as a result of stock dividend, stock split or the like without additional consideration to the Company, the number of Units subject to this Award shall be adjusted to correspond to the change in the outstanding shares of Common Stock.

4.   **Dividend Equivalents.** To compensate for the dividends the Grantee would have received had the Grantee owned a number of shares of Common Stock equal to the number of Units granted under

this Award, such number of Units shall be multiplied by one (1) plus the cumulative compounded dividend yield on the Common Stock from the date of grant through the date the corresponding shares of Common Stock are to be delivered under this Agreement. The amount so determined shall be paid in cash at the same time that the dividend is paid to stockholders of the Company.

If a dividend is paid in shares of stock of another company or in other property, the Grantee will be credited with the number of shares of that company or the amount of property which would have been received had the Grantee owned a number of shares of Common Stock equal to the number of Units granted under this Award. The shares or other property so credited will be subject to the same Restrictions and other terms and conditions applicable to the Units and will be paid out in kind at the time the Restrictions and other terms and conditions lapse.

5. **Delivery of Shares.** The Company shall deliver to the Grantee a number of shares of Common Stock equal to the number of Units on which Restrictions have lapsed, plus a cash payment equal to the sum of the value of any fractional Unit then credited to the Grantee's account, as soon as practicable after the lapse of the Restrictions, but in any event within ninety (90) days thereof, unless the Grantee makes a deferral election in accordance with rules established by the Committee. Any such deferral shall result in the transfer of the shares of Common Stock and cash into the Company's deferred compensation plan, at the time payment would have otherwise been made hereunder, and the Company's deferred compensation plan rules shall thereafter govern the administration of this Award.

6. **Withholding Taxes.**

Non-employee Director: The Grantee acknowledges his or her responsibility for the payment of any taxes for the respective tax jurisdiction attributable to any share of Common Stock or cash or property deliverable in connection with the Units and that no taxes will be withheld by the Company.

Employee: The lapse of the Restrictions on any Units pursuant to Section 2 above shall be conditioned on the Grantee or his or her personal representative having made appropriate arrangements with the Company to provide for the withholding of any taxes required to be withheld by Federal, state or local laws in respect of such lapse. This includes providing FICA/ Medicare taxes associated with any accelerated vesting feature discussed in Section 2.

7. **Nontransferability.** Grantee may not directly or indirectly, by operation of law or otherwise, voluntarily or involuntarily, sell, assign, pledge, encumber, charge or otherwise transfer any of the Units subject to this Award.

8. **Voting and Other Rights.**

(a) Except as provided in Section 4, Grantee shall have no rights as a stockholder of the Company in respect of the Units, including the right to vote and to receive dividends and other distributions unless and until shares of Common Stock are delivered to the Grantee in satisfaction of the Units.

(b) The grant of Units does not confer upon Grantee any right to continue in the employ of the Company or a subsidiary or in service as a Non-employee Director of the Company, as the case may be, or to interfere with the right of the Company or a subsidiary to terminate Grantee's employment at any time.

(c)   The grant of an award under the Plan is a one-time benefit and does not create any contractual or other right to receive an award in the future. Future grants, if any, will be at the sole discretion of the Committee, including, but not limited to, the timing of any grant, the amount of the award and vesting provisions.

(d)   The Committee retains the right to reduce the number of Units subject to this Award at any time prior to payment or delivery based on the performance of the Grantee.

9.   **Funding.** No assets or shares of Common Stock shall be segregated or earmarked by the Company in respect of any Units awarded hereunder. The grant of Units hereunder shall not constitute a trust and shall be solely for the purpose of recording an unsecured contractual obligation of the Company.

10.   **Notices.** Any notice under this Award shall be deemed given on the date that it is (1) delivered in hand, (2) sent by certified mail, return receipt requested, postage prepaid, or by Federal Express or other recognized delivery service, which provides proof of delivery, all delivery charges prepaid, or (3) two business days after it is sent in writing, in each case addressed as follows:

> To the Company: Meredith Corporation
> 1716 Locust Street
> Des Moines, IA 50309-3023
> Attention: Corporate Secretary

> To the Grantee or his or her personal representative at the address of the Grantee at the time appearing in the employment records of the Company, currently as shown in the Notice; or

> At such other address as either party may designate by notice given to the other in accordance with these provisions.

11.   **Governing Law.** All questions concerning the construction, validity and interpretation of this Award shall be governed by and construed according to the internal law and not the law of conflicts of the State of Iowa and shall be brought only in federal or state court in Iowa.

12.   **Plan Documents.** This Agreement is intended to conform in all respects with, and is subject to, all applicable provisions of the Plan. Inconsistencies between this Agreement, the Plan Prospectus or the Plan shall be resolved in accordance with the terms of the Plan. By your acceptance of this Agreement, you agree to be bound by all of the terms of this Agreement, the Plan, the Plan Prospectus, and any share ownership and retention guidelines established by the Company. The Plan and the Plan Prospectus are available at:

Plan Prospectus: http://intranet.meredith.com/Documents/S-8%20for%202014%20SIP.pdf

Plan: http://intranet.meredith.com/Documents/2014%20Stock%20Incentive%20Plan.pdf

or from:

Corporate Secretary
Meredith Corporation
1716 Locust Street, Mail Stop LS101-A
Des Moines, IA 50309

Phone: 515-284-3357
Fax: 515-284-3933
Email: shareholderhelp@meredith.com

13.   **Interpretations.** Any dispute, disagreement or question which arises under, or as a result of, or in any way relates to the interpretation, construction or application of the terms of this Agreement, the Plan, or the Plan Prospectus will be determined and resolved by the Committee or its authorized delegate. Such determination or resolution by the Committee or its authorized delegate will be final, binding and conclusive for all purposes.

| | |

GRANTEE'S INITIALS

INITIALS OF MEREDITH CORPORATION'S
Chief Development Officer, General Counsel, and
Secretary